EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended March 31,
	2018	2017

Profit of consolidated companies	$95	$117

Add:
Provision for income taxes	29	50

Profit before income taxes	$124	$167

Fixed charges:
Interest expense	$174	$162
Rentals at computed interest*	1	1

Total fixed charges	$175	$163

Profit before income taxes plus fixed charges	$299	$330

Ratio of profit before income taxes plus fixed charges to fixed charges	1.71	2.02

*Those portions of rent expense that are representative of interest cost.